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16003950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CA Funds Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

526 Crescent Boulevard, Suite 218
(No. and Street)

Glen Ellyn, IL 60137
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis M. Hakeman 630-545-0820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis M. Hakeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CA Funds Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of DuPage
Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2016 by Dennis Hakeman proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

[signature]
Signature

President
Title

OFFICIAL SEAL
AMANDA SPERZEL
Notary Public - State of Illinois
My Commission Expires Mar 6, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CA Funds Group, Inc.:

We have audited the accompanying statement of financial condition of CA Funds Group, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CA Funds Group, Inc. as of December 31, 2015,and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Information contained in Schedules I II, and III ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of CA Funds Group, Inc.'s financial statements. The Supplementary Information is the responsibility of CA Funds Group, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 24, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

CA Funds Group, Inc.

Statement of Financial Condition
December 31, 2015

Assets

Cash	$	3,336
Undeposited Funds		15,000
Receivable from Officer		26,823
Travel Advances		2,378
Total assets	$	47,537

Liabilities and Stockholder's Equity

Liabilities		
Accounts Payable	$	1,045
Total liabilities		1,045
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		20,000
Retained earnings		25,492
Total stockholder's equity		46,492
Total liabilities and stockholder's equity	$	47,537

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Fee based income	$	152,127
Total revenues		152,127
Expenses		
Commission expense		53,037
Communications		8,348
Occupancy and equipment rental		8,834
Professional fees		36,590
Other operating expenses		53,258
Total expenses		160,067
Net income (loss) before income tax provision		
Income tax provision		0
Net income (loss)	$	(7,940)

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 1,000	$ 5,000	$ 33,432	$ 39,432
Additional Paid-in Capital		15,000		15,000
Net income (loss)	-	-	(7,940)	(7,940)
Balance at December 31, 2015	$ 1,000	$ 20,000	$ 25,492	46,492

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (7,940)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Undeposited Funds	$(15,000)	
Pre-paid Expenses	4,847	
Travel Advance	(2,378)	
Professional Fees	(3,573)	
(Decrease) increase in liabilities		
Accounts Payable	1045	
Total adjustments		(15,059)
Net cash provided by (used in) operating activities		(22,999)
Net cash provided by (used in) investing activities		-0-
Net cash provided by (used in) financing activities		
Additional Paid-in Capital		15,000
Net increase (decrease) in cash		(7,999)
Cash at beginning of year		11,335
Cash at end of year		$ 3,336

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CA Funds Group, Inc. (the "Company") was incorporated in the State of Illinois on May 28, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, providing several classes of services, including private placement of securities, and raising capital for discretionary funds, real estate projects and future real estate acquisitions. The Company also is engaged in providing consulting and advisory services on real estate acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Consulting fees are recorded when the services are performed.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The State of Illinois has similar rules to the federal tax code. However, there also exists a provision for a 1.5% replacement tax. The tax provision at December 31, 2015, represents the Illinois replacement tax, which is shown as the income tax provision on the accompanying statement of income.

Note 3: RELATED PARTY TRANSACTIONS

The Company's sole shareholder also has an ownership interest in another company, Christenson Advisors ("Sister Company"), which occasionally joins the Company in joint consulting engagements, and also provides expertise in the real estate market. During the year ended December 31, 2015, the Company paid $1,500 to this Sister Company for its services.

The Company often receives referrals for engagements from its Sister Company, and although the Company is allowed to seek business elsewhere, during the year ended December 31, 2015, a substantial portion of the Company's revenues were derived from referrals from its Sister Company.

The Company's sole employee has a payroll advance from the Company of $26,823. This advance is non-interest bearing and will be cleared through future payroll.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2015. Base upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, no jurisdiction has proposed any adjustment to the Company's tax position.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2015, the Company had net capital of $2,291 which was $2,709 in deficit of its required net capital of $5,000; and the Company's aggregate indebtedness is more than the 15 to 1 maximum allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $15,000 between the computation of net capital under the net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS par IIA.

Net capital per unaudited schedule		$ 17,291
Adjustments:		
Undeposited Funds	$ (15,000)	
Total Adjustments		(15,000)
Net Capital per audited statements		$ 2,291

The Company was in possession of undeposited funds at December 31, 2015, which were not deposited in the Company's bank account until the end of the first week of January 2016. For purposes of the audited statements, such undeposited funds are deemed non-allowable in computing net capital. With the deposit of such funds, the Company again satisfied the minimum net capital and aggregate indebtedness requirements of SEC Rule 15c3-1. The Company conducted no securities-related business during this seven to ten day period of time.

CA Funds Group, Inc.

Schedule 1 – Computation of Net Capital Requirement

Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	20,000	
Retained earnings	25,492	
Total stockholder's equity		$ 46,492
Less: Non-allowable assets		
Undeposited Funds	(15,000)	
Travel Advance	(2,378)	
Receivables from Officer	(26,823)	
Total non-allowable assets		(44,201)
Net capital		2,291
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 70	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Deficit net capital		$ 2,709
Ratio of aggregate indebtedness to net capital	0.46	

There was a difference of $15,000 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015. (See Note 7).

See independent auditor's report

CA Funds Group, Inc.

Schedule II- Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirements is not applicable to CA Funds Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

CA Funds Group, Inc.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2015

Information relating to possession or control requirements is not applicable to CA Funds Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) CA Funds Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CA Funds Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) CA Funds Group, Inc. stated that CA Funds Group, Inc. met the identified exemption provisions throughout the year ended December 31, 2015, without exception. CA Funds Group, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CA Funds Group, Inc. 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 24, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of CA Funds Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2015.

CA Funds Group, Inc.

By: [signature]

Dennis M. Hakeman, President

(Name and Title)

December 31, 2015

(Date)

CA Funds Group, Inc. Report Pursuant to

Rule 17a-5 (d) Financial Statements

For the Year Ended December 31, 2015